UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

COSAN S.A.

CNPJ No. 50.746.577/0001-15

NIRE 35.300.177.045

Publicly-held company

CVM Code 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) ("Cosan" or "Company"), in compliance with the provisions of CVM Resolution No. 44, of August 23, 2021, in the context of the Material Fact disclosed on September 21, 2025, hereby informs its shareholders and the market in general that the Conselho Administrativo de Defesa Econômica ("CADE") has approved without restrictions the subscription of shares issued by Cosan, by the funds Perfin Rally Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada, Classe Única BTG Pactual Infraestrutura III Fundo de Investimento em Participações Multiestratégia, and Classe Única Fundo de Investimento em Participações BPAC3 - Multiestratégia Responsabilidade Limitada (collectively, "Investors"). The eventual subscription of the shares by the Investors, under the terms of the Investment Agreement, depends on the conclusion and allocation in the first public offering in progress.

CADE's decision is still awaiting the expiration of the legal period of 15 days, under the terms of the applicable legislation.

The Company will keep its shareholders and the market informed about the conclusion of the first public offering, whose closing of the Bookbuilding Procedure is expected to take place on November 3, 2025, pursuant to the law and CVM regulations. More information may be obtained in due course on the CVM (www.gov.br/cvm) and the Company's Investor Relations (www.cosan.com.br) websites.

São Paulo, October 30, 2025.

Rodrigo Araujo Alves

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2025

COSAN S.A.
By:	/s/ Rodrigo Araujo Alves
Name: Rodrigo Araujo Alves
Title: Chief Financial Officer